                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                 AMENDMENT NO. 3
                                       TO
                                   SCHEDULE TO
                                 (RULE 14d-100)
       TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            WHITEHALL JEWELLERS, INC.
                            (Name of Subject Company)

                              JWL ACQUISITION CORP.
                            NEWCASTLE PARTNERS, L.P.
                       (Names of Filing Persons--Offeror)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)
                          -----------------------------

                                    965063100
                      (CUSIP Number of Class of Securities)

                                 MARK E. SCHWARZ
                                 MANAGING MEMBER
                            NEWCASTLE PARTNERS, L.P.
                         300 Crescent Court, Suite 1110
                               Dallas, Texas 75201
                                 (214) 661-7474
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------

--------------------------------------------------------------------------------
       TRANSACTION VALUATION*                     AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
            $14,331,379                                    $1,533
--------------------------------------------------------------------------------

*    Estimated for purposes of calculating the amount of filing fee only.
     Transaction value derived by multiplying 11,942,816 (the maximum number of shares of common stock of subject company estimated to be acquired by
     Offeror) by $1.20 (the purchase price per share offered by Offeror).

**   The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory
     No. 5 for fiscal year 2006, equals $107.00 per million dollars of transaction value. The filing fee was previously paid.

|X|  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid.
     Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
        Amount Previously Paid:    $1,533    Filing Party: Newcastle Partners, L.P.
        Form or Registration No.:  SC TO-T   Date Filed:   December 5, 2005

|_|  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:
          |X| third-party tender offer subject to Rule 14d-1.
          |_| issuer tender offer subject to Rule 13e-4.
          |_| going-private transaction subject to Rule 13e-3.
          |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer. |_|

ITEMS 1 THROUGH 9, AND ITEM 11.

     This Amendment No. 3 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on December 5, 2005 by Newcastle
Partners, L.P., a Texas limited partnership ("Parent"), and JWL Acquisition
Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of
Parent. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, and the associated preferred stock purchase rights (together, the "Shares"), of
Whitehall Jewellers, Inc., a Delaware corporation (the "Company"), at $1.20 per
Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2005
(the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the
"Offer"). The information set forth in the Offer to Purchase and the related
Letter of Transmittal is incorporated herein by reference with respect to Items
1 through 9 and 11 of this Schedule TO.

ITEM 10.    FINANCIAL STATEMENTS.

     Not applicable.

ITEM 12.    EXHIBITS.

     (a)(1)(i)   Offer to Purchase dated December 5, 2005.*

     (a)(1)(ii)  Form of Letter of Transmittal.*

     (a)(1)(iii) Form of Notice of Guaranteed Delivery.*

     (a)(1)(iv)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                 Companies and Other Nominees.*

     (a)(1)(v)   Form of Letter to Clients for use by Brokers, Dealers,
                 Commercial Banks, Trust Companies and Other Nominees.*

     (a)(1)(vi)  Guidelines for Certification of Taxpayer Identification Number
                 on Substitute Form W-9.*

     (a)(1)(vii) Form of summary advertisement, dated December 5, 2005.*

     (a)(5)(i)   Text of press release issued by Parent, dated November 29, 2005.*

     (a)(5)(ii)  Text of press release issued by Parent, dated December 5, 2005.*

     (a)(5)(iii) Letter sent by Parent to Chairman of the Special Committee of the Board of Directors of the Company, dated December 20,
                 2005.*

     (a)(5)(iv)  Letter sent by Parent to Stockholders of the Company, dated
                 December 28, 2005.

     (b)         Not applicable.

     (c)         Not applicable.

     (d)         Joint Filing Agreement by and among Newcastle Partners, L.P.,
                 Newcastle Capital Management, L.P., Newcastle Capital Group,
                 L.L.C., Mark E. Schwarz, Steven J. Pully and John P. Murray,
                 dated November 29, 2005.*

     (e)         Not applicable.

     (f)         Not applicable.

     (g)         Not applicable.

     (h)         Not applicable.

______________
* Previously filed

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 2005

                                      NEWCASTLE PARTNERS, L.P.

                                      By:  Newcastle Capital Management, L.P.
                                           its General Partner
                                      By:  Newcastle Capital Group, L.L.C.
                                           its General Partner

                                      By:    /s/ Mark E. Schwarz
                                          --------------------------------
                                      Name:  Mark E. Schwarz
                                      Title: Managing Member

                                      JWL ACQUISITION CORP.

                                      By:    /s/ John P. Murray
                                         ---------------------------------
                                      Name:  John P. Murray
                                      Title: President and Secretary

                                       2

                                  EXHIBIT INDEX

     (a)(1)(i)   Offer to Purchase dated December 5, 2005.*

     (a)(1)(ii)  Form of Letter of Transmittal.*

     (a)(1)(iii) Form of Notice of Guaranteed Delivery.*

     (a)(1)(iv)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                 Companies and Other Nominees.*

     (a)(1)(v)   Form of Letter to Clients for use by Brokers, Dealers,
                 Commercial Banks, Trust Companies and Other Nominees.*

     (a)(1)(vi)  Guidelines for Certification of Taxpayer Identification Number
                 on Substitute Form W-9.*

     (a)(1)(vii) Form of summary advertisement, dated December 5, 2005.*

     (a)(5)(i)   Text of press release issued by Parent, dated November 29, 2005.*

     (a)(5)(ii)  Text of press release issued by Parent, dated December 5, 2005.*

     (a)(5)(iii) Letter sent by Parent to Chairman of the Special Committee of the Board of Directors of the Company, dated December 20,
                 2005.*

     (a)(5)(iv)  Letter sent by Parent to Stockholders of the Company, dated
                 December 28, 2005.

     (b)         Not applicable.

     (c)         Not applicable.

     (d)         Joint Filing Agreement by and among Newcastle Partners, L.P.,
                 Newcastle Capital Management, L.P., Newcastle Capital Group,
                 L.L.C., Mark E. Schwarz, Steven J. Pully and John P. Murray,
                 dated November 29, 2005.*

     (e)         Not applicable.

     (f)         Not applicable.

     (g)         Not applicable.

     (h)         Not applicable.

______________
* Previously filed

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